UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 4, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                  KPN completes Telfort takeover, dated October 4th, 2005.

Press release

Date
October 4, 2005
KPN completes Telfort takeover	Number
045pe

KPN has today become the sole owner of Dutch mobile telecom company Telfort. Having reached agreement in principle regarding the acquisition on the 28th of June, the transaction was completed today with the transfer of all shares in Telfort to KPN. The takeover sum is EUR 980 million.

The takeover fits in with KPN’s strategy of using multiple brands to serve specific segments of the mobile telecom market. KPN will thus continue to use the Telfort brand. The current board of management at Telfort, which consists of Ton aan de Stegge (CEO), Robert van Maasakker (CFO) and Henk Buitenhuis (COO), will step down. The new Managing Director will be Stephanie Harmsen, who held the post of Director Customer Operations. Huib Dekker, previously Director Finance & Control, will become Financial Director.

Ad Scheepbouwer, CEO of KPN: “Telfort reinforces our position in the domestic market. Telfort is an important addition to KPN’s mobile portfolio, which also includes Hi and most recently Simyo. Telfort has a strong position in segments where up until now KPN has not been so well represented. In that respect we hope that we will be able to learn from each others strong points.”

Departing CEO Ton aan de Stegge of Telfort: “This takeover by KPN offers Telfort the best prospect for growth in the future. KPN gives us the freedom to do what we are good at. During the last two years we have grown successfully by operating on the market in an independent, efficient and enterprising manner. I am fully confident that Telfort will be able to continue its success story under the new leadership.”

About KPN

KPN offers telecommunication services to both consumers and businesses. The core activities are telephony and data services through KPN’s fixed network in the Netherlands, mobile telecom services in Germany, the Netherlands and Belgium and data services in Western Europe. KPN is market leader in the major segments of the Dutch telecom market and is actively growing market share in the new IP and DSL markets. Through E-Plus in Germany and BASE in Belgium, KPN holds the number three position in the mobile markets in these countries.

As of June 30, 2005, KPN served 7.2 million fixed-line subscribers and 2.1 million Internet customers in the Netherlands as well as 18 million mobile customers in Germany, the Netherlands and Belgium. KPN employed 29.546 individuals as of the same date.

About Telfort

Telfort is a profitable provider of mobile telecommunications services to both the consumer and business markets in the Netherlands. Telfort offers high quality products and services at affordable prices. Besides offering a modern mobile network, Telfort sets high store by the service it offers its 2.417 million customers. Telfort is a vibrant organisation, able to quickly evolve with the demands of the market. The Summer of 2005 saw Telfort become the first operator in the Netherlands with country-wide mobile broadband network coverage. Telfort became a subsidiary of KPN on October 4th, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: October 5, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel